SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2006

Commission File Number : 1-14118

MATERIAL CHANGE REPORT

QUEBECOR WORLD ANNOUNCES € 136 MILLION LONG TERM
EQUIPMENT FINANCING PROGRAM

        QUEBECOR WORLD INC.

(Translation of Registrant's Name into English)

612 Saint-Jacques Street, Montreal, Quebec H3C 4M8

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                Form 20-F                                         Form 40-F     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Fork 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                 Yes                                        No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________________.

Form 51  –  102F3

Material Change Report

Item 1     Name and Address of Company

Quebecor World Inc.
612 St-Jacques Street
Montreal, Quebec
H3C 4M8

Item 2     Date of Material Change

January 16, 2006.

Item 3     News Release

On January 16, 2006, Quebecor World Inc. ("QWI") issued a press release. The English version of the press release is annexed hereto and forms an integral part hereof.

Item 4     Summary of Material Change

On January 16, 2006, QWI announces that it has concluded an agreement with Société Générale Corporate and Investment Banking for the Canadian dollar equivalent of € 136 million long term committed credit facility relating to QWI's purchase of MAN Roland presses as part of its previously announced U.S. re-tooling program. The unsecured facility will be drawn over the course of the next 25 months, and repaid over the next 10 years.

Item 5     Full Description of Material Change

See Item 4 above.

Item 6     Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7     Omitted Information

Not applicable.

Item 8     Executive Officer

For any inquiries with respect to this material change report, please contact Philippe Cloutier, Director, Finance and Investor Relations at (514) 877-5147 or with Tony Ross, Director, Communications at (514) 877-5317.

Item 9     Date of report

January 19, 2006

(signed) Marie-É. Chlumecky
__________________________________

Marie-É. Chlumecky
Assistant Secretary

JANUARY 16, 2006                                                                                                                                   02/06

For immediate release                                                                                                                     page 1 of 1

QUEBECOR WORLD ANNOUNCES € 136 MILLION LONG TERM
EQUIPMENT FINANCING PROGRAM

Montréal, Canada  –  Quebecor World Inc. (NYSE:IQW, TSX:IQW.SV) announced today that it has concluded an agreement with Société Générale Corporate and Investment Banking for the Canadian dollar equivalent of € 136 million long term committed credit facility relating to the Company's purchase of MAN Roland presses as part of its previously announced U.S. re-tooling program.

The unsecured facility will be drawn over the course of the next 25 months, and repaid over the next 10 years. The facility will provide funding at a cost that is below that of the Company's conventional unsecured financing alternatives.

About Quebecor World Inc.:
Quebecor World Inc. (NYSE: IQW, TSX: IQW.SV) is one of the largest commercial printers in the world. It is a market leader in most of its major product categories which include magazines, inserts and circulars, books, catalogs, direct mail, directories, digital pre-media, logistics, mail list technologies and other value added services. The Company has approximately 32,000 employees working in more than 130 printing and related facilities in the United States, Canada, Argentina, Austria, Belgium, Brazil, Chile, Colombia, Finland, France, India, Mexico, Peru, Spain, Sweden, Switzerland and the United Kingdom.

Web address: www.quebecorworld.com

For further Information contact:
Tony Ross Director, Communications Quebecor World Inc. (514) 877-5317 (800) 567-7070	Philippe Cloutier Director, Finance and Investor Relations Quebecor World Inc. (514) 877-5147 (800) 567-7070

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR WORLD INC.

By: /s/ Marie Chlumecky

Name:   Marie-É. Chlumecky
Title:      Assistant Secretary

Date:     January 19, 2006